NEWS RELEASE

May 21, 2008	Trading Symbol: TSX.V – HNC

Hard Creek Nickel Corporation
STOCK OPTIONS GRANTED

(VANCOUVER) – Hard Creek Nickel Corporation (the “Company”) (TSX.V –HNC) today announces that pursuant to its Stock Option Plan, approved by the TSX Venture Exchange on May 23, 2007 the Company will be granting 225,000 stock options to certain Consultants exercisable at $1.00 per share, expiring May 20, 2013.

On behalf of the Board of Directors of Hard Creek Nickel Corporation,

"Mark Jarvis"

Mark Jarvis, President
HARD CREEK NICKEL CORPORATION

The TSX Venture Exchange does not accept responsibility for the accuracy or adequacy of this news release.

1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7 T: 604-681-2300
F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com